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www.lw.com

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May 19, 2015

VIA EDGAR

CONFIDENTIAL

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Baozun Inc.

Amendment No. 4 to Registration Statement on Form F-1

File No. 333-203477

Dear Ms. Ransom, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Inc., a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). We respectfully submit this letter in response to a verbal comment from the staff of the Commission (the “Staff”) on May 18, 2015.

Set forth below is the Company’s response to the Staff’s verbal comment. We have included page numbers to refer to the location in Amendment No. 4 where the language addressing the comment appears.

May 19, 2015

Courtesy copies of this letter and the Registration Statement are being hand delivered to the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

Please revise the disclosure to provide further elaborate on the reasons underlying the increase in net revenues from three months ended March 31, 2014 to the three months ended March 31, 2015.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 89 of the Registration Statement.

* * *

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan

Karen M. Yan

of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Inc.

Beck Chen, Chief Financial Officer, Baozun Inc.

Karen M. Yan, Esq., Latham & Watkins LLP

Leiming Chen, Esq., Simpson Thacher & Bartlett LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP